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FEB 24 2017

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68188

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Snowden Account Services LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 Madison Avenue, 9th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Sims (646) 218-9769
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name - if individual, state last, first, middle name)

506 Carnegie Center, Suite 400	Princeton	NJ	08540
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

Snowden Account Services LLC
f/k/a Snowden Account Services, Inc.

(A wholly owned subsidiary of Snowden Capital Partners, LLC)
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Independent Auditors' Report.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Operations.
[ ] Statement of Changes in Members' Equity.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 (included with item (g))
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation.
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).
[ ] Independent Auditors' Report Regarding Rule 15c3-3 exemption
[ ] Rule 15c3-3 Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, John Sims, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Snowden Account Services LLC. at December 31, 2016, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CFO and Financial and Operations Principal
Title

Subscribed and sworn
to before me

Richard Lee West
Notary Public - State of New York
No. 02WE6348276
Qualified in New York
My Comm. Expires Sept. 26, 2020

Snowden Account Services LLC
f/k/a Snowden Account Services, Inc.
(A wholly owned subsidiary of Snowden Capital Partners, LLC)
Index
December 31, 2016

Page(s)

withum
AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Member of
Snowden Account Services LLC

We have audited the accompanying statement of financial condition of Snowden Account Services LLC (the "Company"), as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Snowden Account Services LLC as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

February 14, 2017

Snowden Account Services LLC
f/k/a Snowden Account Services, Inc.
(A wholly owned subsidiary of Snowden Capital Partners, LLC)

Statement of Financial Condition
December 31, 2016

Assets	
Cash	$ 747,441
Due from clearing broker (including deposit of $150,484)	855,506
Deferred tax asset	45,000
Accounts receivable	128,466
Prepaid expenses and other assets	74,966
Total assets	$ 1,851,379
Liabilities and Member's Equity	
Liabilities	
Due to related parties	$ 309,723
Accounts payable and accrued expenses	71,609
Income taxes payable	198,500
Total liabilities	579,832
Member's equity	1,271,547
Total liabilities and member's equity	$ 1,851,379

The accompanying notes are an integral part of the statement of financial condition

1. Nature of operations

Snowden Account Services LLC (the "Company") a wholly owned subsidiary of Snowden Capital Partners, LLC (the Parent") is a corporation that was formed under the laws of the State of New York. The Company was converted from a C-Corporation to a limited liability company ("LLC") on December 31, 2016. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), The Securities Industry Investor Protection Corporation ("SIPC") and the Municipal Securities Rulemaking Board ("MSRB").

The Company is engaged in business as a securities broker dealer, providing placement services in publicly traded securities, mutual funds, municipal bonds, and variable annuities for individual investors, primarily through referrals from an affiliated company, Snowden Capital Advisors, LLC ("SCA") a registered investment advisor. Another affiliate, Snowden Insurance Services ("SIS") is licensed to sell insurance products. SCA and SIS are also wholly owned subsidiaries of the Parent.

The Company does not handle cash or securities on behalf of customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934.

2. Summary of Significant Accounting Policies

Basis of presentation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Commission receivable

Commissions receivable represent commissions earned on securities transactions. Fees receivable represent fees due on annuity contracts. These receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Pursuant to the clearing agreement, the Company introduces all of its securities transactions to clearing brokers on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing brokers. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. As of December 31, 2016, the commissions receivable of $705,022 was pursuant to these clearing agreements.

2. Summary of Significant Accounting Policies (continued)

Income taxes

The Company accounts for income taxes in accordance with the asset and liability method of accounting. The Company is treated as a corporation for income tax purposes during the entirety of 2016.

Under this method, deferred tax liabilities and assets are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

3. Deposit with Clearing Broker

The Company has a fully disclosed Clearing Agreement with Pershing, LLC ("Clearing Broker") to carry its account and the accounts of its customers. The Company has a required deposit of $150,484 and incurs a monthly minimum clearing fee paid to the clearing firm in accordance with the fully disclosed Clearing Agreement.

4. Income Taxes

The deferred tax liability for tax purposes is recognized and provided for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities utilizing the accrual method of accounting and their respective income tax bases utilizing the cash method of accounting for income tax purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in years in which those temporary differences are expected to be recovered or settled.

As of December 31, 2016, the deferred tax assets resulted primarily from the accrual method versus cash method difference discussed above and from the projected value of prior year's net operating loss carryforward that will be used to offset operating profits for income tax purposes in future years.

4. Income Taxes (continued)

The components of deferred income tax assets presented on the accompanying statement of financial condition as of December 31, 2016 are as follows:

Deferred tax asset		
Future benefit from use of net operating loss carry forwards	$	78,000
Deferred tax liability		
Timing differences resulting from the recognition of income and expenses for income tax and financial reporting purposes		(33,000)
Net deferred tax asset	$	45,000

The Company has not provided a valuation allowance at December 31, 2016 against its deferred tax assets as it is the belief of management that it is more likely than not that the Company will realize these net operating loss carryforwards. If it is determined that the realization of the asset no longer exists and the net operating loss carryforwards are no longer available for use, a valuation allowance may be recorded.

The Company has federal net operating loss carryforwards totaling $213,015 which are subject to various expirations through 2032.

At December 31, 2016, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2012.

5. Transactions with related parties

Under an Expense Sharing Agreement with SCA, the Company was charged various percentages of the expenses incurred for Corporate office salaries, rent, telephone, consulting, legal, and travel and entertainment expenses. In November, it was decided by management to allocate 35% of Advisor Level occupancy expenses to the Company. During the year ended December 31, 2016, this amounted to charges totaling $811,199. Additionally, the Company reimburses SCA, as a common paymaster, for the compensation of the Company's financial advisors. At December 31, 2016, the Company owed SCA a balance of $303,311 for unpaid charges.

SIS, in its capacity as a licensed insurance broker, facilitates some of the transactions for the Company. At December 31, 2016, The Company owed SIS a balance of $6,412 for unpaid charges.

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

6. Regulatory requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of approximately $1,023,000 which exceeded the required net capital by approximately $923,000.

Although the Company is designated by its FINRA membership agreement to operate under the exemptive provision of paragraph (k)(2)(ii) of SEC Rule 15c3-3, the Company has no obligations under SEC Rule 15c3-3. The Company does not handle cash or securities on behalf of customers.

7. Concentration of credit risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

8. Contingency

The Company maintains several bank accounts at financial institutions. These accounts are insured by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000. At times during the year ended December 31, 2016, cash balances held in financial institutions were in excess of FDIC insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

9. Subsequent events

The Company will be treated as a C Corporation for tax purposes as the Company has not changed its status with the Internal Revenue Service through the date of this report.